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Luna Sourdough Bakery

Bakery

55700 Twentynine Palms Hwy
Yucca Valley, CA 92284
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THE PITCH

Luna Sourdough Bakery is seeking investment to renovate and purchase equipment.

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EXTERIOR OF LOCATION


Luna
SOURDOUGH BREAD

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Luna Sourdough Bakery is not accepting investment.

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SEPTEMBER, 2020	Higher a restaurant designer, signed lease, received first quotes for build out and equipment. Submitted first plans to city for permitting.
JANUARY, 2021	Hired architect and resubmitted plans to city after many delays.
MARCH, 2021	Received permits from Building and Safety, Planning, Fire Department and Health Department.
APRIL, 2021	Received 5 bids from contractors, all three times initial quotes for our build out. Increases in cost / price due to skyrocketing demand in the high desert along with increased costs in materials due to COVID-19.
MAY, 2021	Launch Mainvest raise!
JUNE, 2021	Begin construction and purchase equipment.
AUGUST, 2021	Complete construction and pass final inspections.
SEPTEMBER, 2021	Open bakery for the fall season here in the high desert!

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Luna Sourdough Bakery has a product with no equal in Joshua Tree, an enviable location in a high traffic destination, with access to a high end market. Since September of 2020 we have self funded this project. We believe in every dollar and that we and our friends and family have put in, the hard work it took to get us this far, and now it is time to open the opportunity to investors to help us get across the finish line.
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SOURDOUGH BOULES



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3-D RENDERINGS OF LUNA SOURDOUGH BAKERY

Luna Sourdough Bakery is not accepting investment.

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Previous

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THE TEAM

Ian Holshevnikoff
Owner
Ian has 10+ years of restaurant (Short Order, Bestia, Little Sister) and catering experience (EcoCaters) including sourdough bread baking.

Julia Somers
Owner
For the last 5 years, Julia has owned and managed a successful marketing and e-commerce business which she runs from home. She also has 6+ years of front of house experience in the restaurant and catering industry (The Girl and the Fig, Jon & Vinny's).

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OUR STORY

Luna Bakery is a privately-owned restaurant offering a product menu that does not currently exist in the area. Luna Bakery is established as an S-Corp with Ian Holshevnikoff and Julia Somers.



Ian Holshevnikoff - Chef with 10+ years of experience working in some of the best restaurants and catering companies in Los Angeles.

Julia Somers - Marketing Consultant with 8+ years of experience working to help grow independent businesses by utilizing organic marketing strategies. Additionally, Julia has 6+ years of restaurant management experience.

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OUR MISSION

To serve healthy, organic, affordable, delicious food and support the local high desert economy.



Provide organic, naturally leavened sourdough bread, sandwiches, pastries and salads.

Fair and responsible profit, enough to keep the company financially healthy for the long term.

Fairly compensate employees and investors for their investment and risk.

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Data Room

Intended Use of Funds

Target Raise   Maximum Raise

Space Build-out	$61,100
Mainvest Compensation	$3,900
Total	**$65,000**

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$109,500	$131,400	$144,540	$154,658	$162,391
Cost of Goods Sold	$60,833	$72,999	$80,298	$85,918	$90,213
Gross Profit	$48,667	$58,401	$64,242	$68,740	$72,178
EXPENSES					
Rent	$15,000	$15,375	$15,759	$16,152	$16,555
Utilities	$2,400	$2,460	$2,521	$2,584	$2,648
Insurance	$360	$369	$378	$387	$396
Operating Profit	$30,907	$40,197	$45,584	$49,617	$52,579

This information is provided by Luna Sourdough Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2020 Income Statement	**S-Corporation Election Form (2).pdf**
Bylaws and Resolutions (1).pdf	**EIN Confirmation Letter (2).pdf**
Filed Articles (2).pdf	**Form SS-4 (3).pdf**
Instructions and Next Steps (1).pdf	**Supplemental Forms & Info (2).pdf**
Luna Bakery Business Plan.pdf	

Investment Round Status

Target Raise	$65,000
Maximum Raise	$85,000
Amount Invested	$0
Investors	0
Investment Round Ends	July 21, 2021

Summary of Terms

Legal Business Name	Bread is Pain In
Investment Structure	Revenue Sharing No
Investment Multiple	1.5
Business's Revenue Share	10%-13.1
Minimum Investment Amount	$10
Repayment Schedule	Quarter
Securitization	Non
Maturity Date	January 1, 202

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Luna Sourdough Bakery's fundraising. However, Luna Sourdough Bakery may require additional funds from alternate sources at a later date.

No operating history

Luna Sourdough Bakery was established in 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Luna Sourdough Bakery to make the payments you expect, and ultimately to give you you money back, depends on a number of factors, including many beyond our control.

Limited Services

Luna Sourdough Bakery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Luna Sourdough Bakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Luna Sourdough Bakery's core business or the inability to compete successfully again the with other competitors could negatively affect Luna Sourdough Bakery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Luna Sourdough Bakery's management or vote on and/or influence any managerial decisions regarding Luna Sourdough Bakery. Furthermore, if the founders or other key personnel of Luna Sourdough Bakery were to leave Luna Sourdough Bakery or become unable to work, Luna Sourdough Bakery (and your investment) could suffer substantially.

Luna Sourdough Bakery is not accepting investment.
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The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Luna Sourdough Bakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Luna Sourdough Bakery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Luna Sourdough Bakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Luna Sourdough Bakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Luna Sourdough Bakery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Luna Sourdough Bakery's financial performance or ability to continue to operate. In the event Luna Sourdough Bakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Luna Sourdough Bakery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Luna Sourdough Bakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Luna Sourdough Bakery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Luna Sourdough Bakery will carry some insurance, Luna Sourdough Bakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Luna Sourdough Bakery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Luna Sourdough Bakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Luna Sourdough Bakery's management will coincide: you both want Luna Sourdough Bakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Luna Sourdough Bakery to act conservative to make sure they are best equipped to repay the Note obligations, while Luna Sourdough Bakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Luna Sourdough Bakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have

Luna Sourdough Bakery is not accepting investment.

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The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Luna Sourdough Bakery or management), which is responsible for monitoring Luna Sourdough Bakery's compliance with the law. Luna Sourdough Bakery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Luna Sourdough Bakery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Luna Sourdough Bakery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Luna Sourdough Bakery, and the revenue of Luna Sourdough Bakery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Luna Sourdough Bakery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Luna Sourdough Bakery is a newly established entity and has no history for prospective investors to consider.

This information is provided by Luna Sourdough Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Luna Sourdough Bakery isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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Luna Sourdough Bakery is not accepting investment.
View investment opportunities on Mainvest